EXHIBIT (a)(1)(i)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Onyx Software Corporation
at
$5.00 Net Per Share
by
CDC Software Acquisition Corp.,
a wholly owned subsidiary of
CDC Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 8, 2006, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, THE FOLLOWING: (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, WITH THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (COLLECTIVELY, THE “SHARES”), OF ONYX SOFTWARE CORPORATION (“ONYX”), WHICH, TOGETHER WITH THE SHARES OWNED BY CDC CORPORATION (“CDC”) AND ITS SUBSIDIARIES (INCLUDING CDC SOFTWARE ACQUISITION CORP. (“PURCHASER,” “US,” OR “WE”)) THAT REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS; (2) THE TERMINATION OF THE AGREEMENT AND PLAN OF MERGER BY AND AMONG M2M HOLDINGS, INC., ORION ACQUISITION CORPORATION AND ONYX DATED AS OF JUNE 5, 2006; (3) AN AMENDMENT TO THE RIGHTS AGREEMENT BETWEEN ONYX AND MELLON INVESTOR SERVICES, L.L.C. TO MAKE THE PROVISIONS OF SUCH RIGHTS AGREEMENT INAPPLICABLE TO THE SHARES ACQUIRED BY PURCHASER; AND (4) THE BOARD OF DIRECTORS OF ONYX APPROVES THE PURCHASE OF SHARES PURSUANT TO THIS OFFER FOR PURPOSES OF CHAPTER 23B.19 OF WASHINGTON’S BUSINESS CORPORATION ACT AND ITS ARTICLES OF INCORPORATION.

CDC AND THE PURCHASER ARE SEEKING TO NEGOTIATE A BUSINESS COMBINATION WITH ONYX. SUBJECT TO APPLICABLE LAW, THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE OFFER PRICE AND THE CONSIDERATION TO BE OFFERED IN THE PROPOSED MERGER) UPON ENTERING INTO A MERGER AGREEMENT WITH ONYX, OR TO NEGOTIATE A MERGER AGREEMENT WITH ONYX NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE CONSIDERATION NEGOTIATED BY CDC, THE PURCHASER AND ONYX.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-free: (800) 487-4870

July 12, 2006

IMPORTANT

Any shareholder of Onyx desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to the Bank of New York, the depositary for the Offer (the “Depositary”), or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 — “Procedure for Tendering Shares,” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred stock purchase rights (each a “Right” and collectively, the “Rights”) are currently evidenced by the certificates representing the Shares, and by tendering Shares, a shareholder will also tender the associated Rights. If the distribution date (as defined in Section 9 — “Certain Information Concerning CDC and Purchaser”) occurs, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

If you wish to tender Shares and your certificates for Shares (or, if applicable, associated Rights) are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the expiration of the Offer, your tender may be effected by following the procedures for guaranteed delivery set forth in Section 2 — “Procedure for Tendering Shares —  Guaranteed Delivery.”

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to D.F. King & Co., Inc. at its address and telephone number set forth on the back cover of this Offer to Purchase.

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SUMMARY TERM SHEET

CDC Software Acquisition Corp. (“Purchaser,” “us,” or “we”), a wholly owned subsidiary of CDC Corporation (“CDC”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (together with the associated Rights (collectively, the “Shares”), of Onyx Software Corporation (“Onyx”) for $5.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The following are some of the questions you, as a shareholder of Onyx, may have, as well as answers to those questions. We urge you to read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is CDC Software Acquisition Corp. We are a Washington corporation formed for the purpose of making this tender offer. We are a wholly owned subsidiary of CDC. CDC Corporation, a Cayman Islands company, is a global provider of enterprise software, mobile services and applications and internet and media services. See Section 9 — “Certain Information Concerning CDC and Purchaser.”

What class and amount of securities is being sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, and the associated Rights, of Onyx. We refer to one share of Onyx common stock, together with the associated Rights, as a “share” or “Share.” See “Introduction” and Section 1 — “Terms of the Offer.”

How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

We are offering to pay $5.00 per Share to you in cash. If you are the record owner of Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker or other nominee, and your broker tenders Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1 — “Terms of the Offer.”

Do you have the financial resources to make payment?

CDC has sufficient cash on hand to purchase all Shares validly tendered and not withdrawn in the Offer, as well as Shares that might be acquired in a merger or secondary transaction. The Offer is not conditioned on any financing arrangements. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the Offer.

Has this Offer been approved by the Onyx board of directors?

Onyx’s board of directors has not approved of this Offer or otherwise commented on it as of the date of this Offer to Purchase. Within 10 business days after the date of this Offer to Purchase, Onyx is required by law to publish, send or give to you (and file with the Securities and Exchange Commission (the “SEC”)) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

How does the offer relate to the announced merger between Onyx and M2M Holdings?

On June 5, 2006, Onyx announced that it had entered into a definitive agreement to be acquired by privately held M2M Holdings, Inc., a holding company that is jointly owned by Battery Ventures VI, L.P. and Thoma Cressey Equity Partners, in an all cash transaction valued at $4.80 per Share. As you may know, we have previously attempted to negotiate a business combination with Onyx’s management and board of directors. Instead, Onyx entered into the definitive agreement with M2M Holdings, Inc. which, if approved, would provide shareholders with the right to receive $4.80 per Share in cash. We are making this Offer because we believe that our proposed acquisition of Onyx is more favorable to Onyx’s shareholders. We are offering to pay $5.00 per Share to you in the Offer. This represents a premium of approximately 4.2% over the amount to be paid pursuant to the proposed acquisition by M2M Holdings, Inc.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 8, 2006. We currently expect that the Offer will be extended until the principal conditions to the Offer, which are described below, are satisfied. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m. New York City time on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer” and Section 2 — “Procedure for Tendering Shares.”

We may also elect to provide a subsequent offering period for the Offer. A subsequent offering period, if one is included, will be an additional period of time (at least three business days but no more than 20 business days) beginning after we have purchased Shares tendered during the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the Offer consideration. We may, in our sole discretion, provide a subsequent offering period regardless of whether or not the events or the facts set forth in Section 14 — “Conditions to the Offer” have occurred. However, we are not permitted under the federal securities laws to provide a subsequent offering period of more than 20 business days. See Section 1 — “Terms of the Offer” and Section 3 — “Withdrawal Rights.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Shares which, together with the shares owned by CDC and its subsidiaries (including us), represents at least a majority of the total number of shares outstanding on a fully diluted basis;

•	the termination of the agreement and plan of merger by and among M2M Holdings, Inc., Orion Acquisition Corporation and Onyx dated as of June 5, 2006;

•	an amendment to the Rights Agreement between Onyx and Mellon Investor Services, L.L.C. to make the provisions of such rights agreement inapplicable to the Shares acquired by us; and

•	the board of directors of Onyx approving the purchase of Shares pursuant to this Offer for purposes of Chapter 23B.19 of the Washington’s Business Corporation Act (the “BCA”) and its Articles of Incorporation.

The Offer is also subject to a number of other conditions, all of which are discussed in Section 14 — “Conditions to the Offer,” that we may waive without the consent of Onyx.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Bank of New York, the Depositary for the Offer, of that fact and will make a public announcement of the extension, by no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or facsimile copy thereof) and any other required documents, to the Bank of New York, the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three trading day period. See Section 2 — “Procedure for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Once the Offer has expired, if we have not agreed to accept your Shares for payment by September 10, 2006, you can withdraw them at any time after such time until we accept Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately, and thus you will not be able to withdraw Shares tendered in any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 3 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, which may be by facsimile, with the required information, to the Depositary while you still have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 1 — “Terms of the Offer” and Section 3 — “Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions to the Offer.”

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with the Bank of New York, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Bank of New York of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in Section 2 — “Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See Section 4 — “Acceptance for Payment and Payment.”

Will the Offer be followed by a merger if all the Shares are not tendered in the offer?

If we accept for payment and pay for at least a majority of the outstanding Shares on a fully diluted basis, we expect to be merged with and into Onyx. If that merger takes place, CDC will own all of the shares and all remaining shareholders (other than us, CDC and shareholders properly exercising their dissenters’ rights) will receive the price per share paid in the Offer. See Section 12 — “Purpose of the Offer; Plans for Onyx; Merger; Dissenters’ Rights.”

If a majority of the Shares are tendered and accepted for payment, will Onyx continue as a public company?

If the Offer is successful and CDC consummates a subsequent merger, Onyx will no longer be publicly owned. However, we can provide no assurance that a merger will occur after the Offer. Even if a merger does not occur, if we purchase all the tendered Shares, there may be so few remaining shareholders and publicly held Shares that there may not be an active market for the Shares, the Shares may no longer be eligible to be traded through the NASDAQ Global Market (formerly the NASDAQ National Market) or any other securities market, and Onyx may cease making filings with the SEC or otherwise cease being required to comply with its rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; and Margin Regulations.”

How will the Offer affect my Shares if I decide not to tender?

If the Offer is successful, we expect to conclude a merger transaction in which all Shares of Onyx will be exchanged for an amount in cash per share equal to the price per share paid in the Offer. If the proposed second-step merger takes place, shareholders who do not tender in the Offer (other than those properly exercising their dissenters’ rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if such merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the merger does not take place and the Offer is consummated, the number of shareholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by shareholders other than us, which may affect prices at which Shares trade. Also, as described above, Onyx may cease making filings with the SEC or being required to comply with the SEC

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rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; and Margin Regulations.”

What is the market value of my Shares as of a recent date?

On June 29, 2006, the last trading day prior to the public announcement of our intention to commence the Offer, the last sale price of the Shares of Onyx reported by The NASDAQ Global Market was $4.74 per share. We advise you to obtain a recent quotation for Shares of Onyx in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares” for recent high and low sales prices for the Shares.

What are the U.S. federal income tax consequences of tendering Shares in the Offer or in a merger?

The sale or exchange of Shares pursuant to the Offer or in a merger will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local and foreign tax purposes as well. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to a merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold or exchanged. See Section 5 — “Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the Information Agent for the Offer, at (212) 269-5550 (banks and brokerage firms) or (800) 487-4870 (all others). See the back cover of this Offer to Purchase.

To the Holders of Common Stock of Onyx:

INTRODUCTION

CDC Software Acquisition Corp., a Washington corporation (“Purchaser,” “we,” or “us”), and a wholly owned subsidiary of CDC Corporation., a company organized under the laws of the Cayman Islands (“CDC”), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share, with the associated Rights (collectively, the “Shares”), of Onyx Software Corporation, a Washington corporation (“Onyx”), at a purchase price of $5.00 per Share net to you in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). We will not pay any interest on the Shares.

The Offer is subject to the conditions described in Section 14 — “Conditions to the Offer”. Four of the most significant conditions to the Offer are: (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Shares which, together with the shares owned by CDC and its subsidiaries (including us), represents at least a majority of the total number of shares outstanding on a fully diluted basis (the “Minimum Tender Condition”); (2) the termination of the agreement and plan of merger by and among M2M Holdings, Inc., Orion Acquisition Corporation and Onyx dated as of June 5, 2006 (the “Merger Agreement Condition”); (3) an amendment to the Rights Agreement between Onyx and Mellon Investor Services, L.L.C. to make the provisions of such rights agreement inapplicable to the Shares acquired by us (the “Rights Condition”); and (4) the board of directors of Onyx approving the purchase of Shares pursuant to this Offer for purposes of Chapter 23B.19 of the BCA and its Articles of Incorporation (the “Board Condition”).

According to Onyx’s definitive proxy statement dated June 29, 2006, as of June 21, 2006, the record date for Onyx’s special meeting of its shareholders, there were 18,573,970 Shares outstanding, 163,529 of which, or approximately 0.88%, were beneficially owned by CDC. The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition, however, will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer. See Section 14 — “Conditions to the Offer.”

The purpose of the Offer is to acquire control of, and the entire equity interest in, Onyx. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on Onyx’s board of directors and to seek to have Onyx consummate a merger or other similar business combination with us (or one of our subsidiaries). Under the Washington law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve a merger or other business combination without a vote of Onyx’s board of directors or other shareholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of a merger or other business combination by Onyx’s shareholders. Approval of a merger or other business combination requires the affirmative vote of holders of a majority of the outstanding Shares. Pursuant to such merger or business combination, outstanding Shares not owned by CDC or its subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

CDC and the Purchaser are seeking to negotiate a business combination with Onyx. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the proposed merger) upon entering into a merger agreement with Onyx, or to negotiate a merger agreement with Onyx not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by CDC, the Purchaser and Onyx.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, August 8, 2006, unless and until we shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date as of which the Offer, as so extended by us, will expire.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 — “Conditions to the Offer” shall have occurred: (i) to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary; (ii) to elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If by 12:00 midnight, New York City time, on Tuesday, August 8, 2006 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, we reserve the right (but shall not be obligated except as described in this Section 1), subject to the applicable rules and regulations of the SEC: (i) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders; (ii) to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn; (iii) as set forth above, to extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or (iv) to amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. In the case of an extension, Rule 14e-l(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which we may choose to make any public announcement, we will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release. As used in this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight New York City time.

If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares pursuant to the Offer for any reason or if we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in “Section 3 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer.

As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Shares you are automatically tendering a similar number of Rights. If, however, the Rights detach and separate certificates evidencing the Rights are issued, tendering shareholders will be required to deliver Rights certificates with the Shares.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the Minimum Tender Condition, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the Minimum Tender Condition, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum period of 10 business days from the date of the change is generally required to allow for adequate dissemination to shareholders.

Pursuant to Rule 14d-11 under the Exchange Act, we may, if all the conditions to the Offer here have been satisfied or waived, subject to certain conditions, provide a subsequent offering period from three to 20 business days in length following the Expiration Date (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and we will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that we may provide a Subsequent Offering Period so long as, among other things: (i) the initial 20-business day period of the Offer has expired; (ii) we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer; (iii) we accept and promptly pay for all securities tendered during the Offer prior to its expiration; (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period; and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than 20 business days. The same price paid in the Offer will be paid to any shareholders tendering Shares in the Offer in a Subsequent Offering Period if one is included. We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to extend or include a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of any Subsequent Offering Period.

We are making a request of Onyx for the use of Onyx’s shareholder list and security position listings for the purpose of disseminating the Offer to its shareholders. Upon compliance by Onyx with such request, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Procedure for Tendering Shares

Valid Tender.  In order for you validly to tender Shares pursuant to the Offer: (i) the certificates for your tendered Shares (including, if the distribution date occurs, certificates for the Rights), together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer,” (a) either (1) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or (2) an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and (b) your tendered Shares must be delivered pursuant to the book-entry transfer procedures described below (including, if the distribution date occurs, book-entry transfer, if available, of the Rights) and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (iii) you must, before the Expiration Date, comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

The valid tender of Shares by you pursuant to one of the procedures described above will constitute a binding agreement between you and us on the terms and subject to the conditions of the Offer.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although you may cause delivery of Shares to be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date in order for you to complete a valid tender of your Shares by book-entry, or you must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above (including, if the distribution date occurs, confirmation of book-entry transfer, if available, of the Rights) is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT YOUR SOLE ELECTION AND RISK. YOUR SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

Signature Guarantees.  No signature guarantee is required on your Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, unless such registered holder(s) has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) your Shares are tendered for the account of a firm that is a member that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or is otherwise an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and your certificates for Shares are not immediately available or you cannot complete the procedures for book-entry transfer on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, your tender may be effected if all the following conditions are met:

(i) your tender is made by or through an Eligible Institution;

(ii) you ensure that a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) you ensure that either (a) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and any other required documents, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Stock Market, Inc. (“NASDAQ”), a subsidiary of the National Association of Securities Dealers, Inc. (the “NASD”), is open for business.

You may deliver the Notice of Guaranteed Delivery to the Depositary by hand or transmit it by facsimile transmission or mail to the Depositary. You must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements.  Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of: (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares; (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making such payment.

Appointment.  By executing a Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you will irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal (or such facsimile), each with full power of substitution, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by you as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by you with respect to such Shares or other securities or rights will, without further action, be revoked and you may not give any subsequent powers of attorney, proxies, consents or revocations (which, if given, will not be effective). Our designees will thereby be empowered to exercise all your voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the shareholders of Onyx, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute the solicitation of proxies, absent a purchase of Shares, for any meeting of Onyx shareholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders that we determine are not in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, CDC, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding.  In general, in order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, you must, if you are a U.S. person, provide the Depositary with your correct taxpayer identification number (“TIN”) on a Form W-9 and certify under penalties of perjury that such TIN is correct and that you are not subject to backup withholding, or otherwise establish an exemption from backup withholding. If you do not provide your correct TIN or fail to provide the certifications described above, the Internal

Revenue Service (the “IRS”) may impose a penalty on you, and payment of cash to you pursuant to the Offer may be subject to backup withholding at a rate of 28%. If you surrender Shares pursuant to the Offer, you should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and the appropriate form from the W-8 series (e.g., W-8BEN Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, W-8ECI Certificate of Foreign Person’s Claim from Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United Sates, etc.) as applicable in order to establish their exemption from backup withholding. See Instruction 8 to the Letter of Transmittal.

3.	Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time prior to the Expiration Date and if after the Expiration Date, we have not agreed to accept your Shares for payment by September 10, 2006, you can withdraw them at any time after such time until we accept your Shares for payment.

In order for your withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates to be withdrawn to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If your Shares were delivered pursuant to the procedures for book-entry transfer set forth in Section 2 — “Procedure for Tendering Shares,” your notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. You may not rescind a withdrawal of tenders of Shares, and any Shares that you properly withdraw will thereafter be deemed not validly tendered for purposes of the Offer. However, you may re-tender withdrawn Shares by again following one of the procedures described in Section 2 — “Procedure for Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion, which determination will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not similar defects or irregularities are waived in the case of any other shareholder. None of Purchaser, CDC, the Depositary, the Information Agent or any other person will be under any duty to give you notification of any defects or irregularities in your notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, delay our acceptance for payment of Shares, or are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under this Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 3.

In the event we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.	Acceptance for Payment and Payment

On the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the Expiration Date. If there is a Subsequent Offering Period, all Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. We expressly reserve the right to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending on when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. On the terms and subject to the conditions of the Offer, we will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If we do not accept for payment any Shares tendered by you pursuant to the Offer for any reason, we will return the certificates for any such Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to one or more of our affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.	Certain U.S. Federal Income Tax Consequences

Your receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, if you sell or exchange your Shares in the Offer you will recognize gain or loss equal to the difference, if any, between the amount of cash received pursuant to the Offer and your adjusted tax basis in the Shares tendered by you and purchased pursuant to the Offer.

If Shares are held by you as capital assets, gain or loss recognized by you will be capital gain or loss, which will be long-term capital gain or loss if your holding period for the Shares exceeds one year. If you are an individual, the maximum U.S. federal income tax rate on long-term capital gains is 15%. Capital gain on Shares that have been held for 12 months or less as of the effective time of the sale of your Shares under the Offer generally will be subject to tax at ordinary income tax rates. The deduction of capital losses is subject to limitations.

If you tender Shares, you may be subject to backup withholding unless you: (i) provide your TIN and certify that such number is correct or properly certify that you are awaiting a TIN, or (ii) otherwise establish an exemption. Shareholders that are exempt from backup withholding include corporations and certain foreign individuals and entities. If you do not furnish a required TIN or otherwise establish an exemption from backup withholding, you may be subject to a penalty imposed by the IRS. See Section 2 — “Procedure for Tendering Shares — Backup Withholding.”

If backup withholding applies to you, the Depositary is required to withhold 28% from amounts otherwise payable to you. Backup withholding is not an additional tax. Rather, the amount of the backup withholding is credited against your actual U.S. federal income tax liability. If backup withholding results in an overpayment of tax, you may obtain a refund by timely filing a refund claim with the IRS.

THE FOREGOING U.S. FEDERAL INCOME TAX DISCUSSION IS APPLICABLE TO “U.S. PERSONS” WHO HOLD THE SHARES AS “CAPITAL ASSETS” WITHIN THE MEANING OF THE U.S. INCOME TAX LAWS. SUCH DISCUSSION: (A) IS NOT APPLICABLE TO FOREIGN PERSONS OR ENTITIES OR TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR THE ACQUISITION OF SHARES PURSUANT TO AN EMPLOYEE STOCK PURCHASE PLAN OR

OTHERWISE AS COMPENSATION AND (B) MAY NOT BE APPLICABLE TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A PARTICULAR HOLDER OF SHARES IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES. THE DISCUSSION IS BASED UPON PRESENT LAW, WHICH IS SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER AND A SUBSEQUENT MERGER (INCLUDING THE POTENTIAL APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND OF STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX).

6.	Price Range of The Shares; Dividends on The Shares

The Shares are listed and principally traded on The NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “ONXS.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on NASDAQ, based on published financial sources.

ONYX SOFTWARE CORPORATION

	Onyx
	Common Stock
	High	Low

2004
First Quarter	$4.94	$2.75
Second Quarter	5.49	3.01
Third Quarter	4.20	3.11
Fourth Quarter	3.81	3.00
2005
First Quarter	3.56	2.50
Second Quarter	4.26	2.31
Third Quarter	4.20	3.35
Fourth Quarter	4.40	2.83
2006
First Quarter	5.00	3.60
Second Quarter	5.00	3.96
Third Quarter (through July 11, 2006)	5.00	4.90

On June 29, 2006, the last trading day before the announcement of our intention to commence the Offer, the last reported sale price of the Shares on NASDAQ was $4.74 per Share. You are urged to obtain current market quotations for the Shares.

According to its annual report for the year ended December 31, 2005, Onyx has never paid cash dividends on its common stock, and intends to retain any future earnings to fund the development and growth of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of Onyx’s credit facility with a commercial bank prohibits it from paying any cash dividends.

7.	Effect of The Offer on The Market for The Shares; NASDAQ Listing; Exchange Act Registration; and Margin Regulations

Effect of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

NASDAQ Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the NASDAQ Global Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion on the NASDAQ Global Market, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued inclusion on the NASDAQ Global Market if, among other things, the number of publicly-held Shares were less than 750,000, the aggregate market value of the publicly-held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. Shares held directly or indirectly by officers or directors of Onyx, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose.

If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on the NASDAQ Global Market will be discontinued. In the event the Shares were no longer quoted on the NASDAQ Global Market, quotations might still be available from other sources, including the NASDAQ Capital Market if the Shares met the standards for inclusion thereon. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon such factors as the number of holders of Shares remaining at such time, the aggregate market value of such Shares remaining at such time, the interest on the part of securities firms in maintaining a market in Shares, the possible termination of registration of the Shares under the Exchange Act as described below, and other factors.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of Onyx to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Onyx to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Onyx, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Onyx and persons holding “restricted securities” of Onyx to dispose of such securities pursuant to Rules 144 or 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. Finally, in the event the Shares are deregistered under the Exchange Act, they will also be immediately de-listed from the NASDAQ Global Market and would be forced to trade, if at all, in the over-the-counter market. The Purchaser intends to seek to cause Onyx to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Onyx

General.  Onyx Software Corporation, a Washington corporation, is a provider of enterprise solutions that combine customer management, process management and performance management technologies to help organizations more effectively acquire, service, manage and maintain customer and partner relationships. Onyx offers solutions to organizations in the services industries, including enterprises with revenue above $1 billion and government organizations. Onyx was incorporated in Washington on February 23, 1994 and maintains its principal executive offices at 1100 112th Avenue NE, Suite 100, Bellevue, Washington 98004. Its telephone number is (425) 451-8060.

Available Information.  Onyx is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Onyx’s directors and officers, their remuneration, stock options and other matters, the principal holders of Onyx’s securities and any material interest of such persons in transactions with Onyx is required to be disclosed in Onyx’s proxy statements distributed to Onyx’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549, Room 1580. Copies of such information can be obtained, by mail, on payment of the SEC’s customary charges, by writing to the SEC at the foregoing address. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Onyx contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although neither we nor CDC have any knowledge that any such information is untrue, neither we nor CDC assume any responsibility for the accuracy or completeness of such information or for any failure by Onyx to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to either us or CDC.

As of the date hereof: (i) neither we nor CDC are aware of any executive officer, director or affiliate of Onyx that intends to tender Shares in the Offer; and (ii) none of Onyx, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer, nor has Onyx made public any appraisal, report or opinion on the fairness of this transaction. Under Rule 14e-2, Onyx’s board of directors must state its position with respect to this Offer within 10 business days of the date of this Offer to Purchase.

9.	Certain Information Concerning CDC and Purchaser

Purchaser.  Purchaser is a Washington corporation and a wholly owned subsidiary of CDC. To date, Purchaser has not conducted any business other than that incident to its formation and the commencement of the Offer. The principal executive offices of Purchaser are located at Two Concourse Parkway, Suite 800, Atlanta, Georgia 30328 USA. The business telephone of Purchaser is (770) 351-9600.

CDC Corporation.  CDC is a company organized under the laws of the Cayman Islands with its principal executive offices located at Suite I, 5/F, Building A, East Gate Plaza, 9 Dongzhong Street, Dongcheng District, Beijing 100027, People’s Republic of China (the “PRC”). The business telephone number of CDC is 011-8610-5129-8700. CDC, with facilities in the PRC, North America, Europe and Australia, is a global provider of enterprise software, mobile services and applications and internet and media services. During 2005, CDC reorganized these segments into two core business units, CDC Software and China.com Inc. The CDC Software business unit is a global provider of enterprise software applications and related business services. Its products and services seek to help companies worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and improved regulatory compliance. Its offerings are designed to automate, customize, optimize and support the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. The China.com Inc. business unit is engaged in providing mobile services and applications, online entertainment, direct marketing and Internet products and services principally in the PRC. CDC is publicly traded on the NASDAQ Global Market under the symbol “CHINA”.

The name, business address, principal occupation or employment, and five-year employment history of each of the executive officers and directors of Purchaser and CDC are set forth in Schedule I hereto.

Except as provided in this Offer to Purchase, none of Purchaser, CDC or, to the best of their knowledge, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of CDC or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed in Schedule I hereto, beneficially owns or has any right to acquire, directly or indirectly, any equity securities of Onyx, and none of Purchaser, CDC or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase has effected any transaction in such equity securities during the past 60 days, except for the following transactions, all of which were effected through open market purchases by CDC:

	Number of
Date	Shares	Purchase/Sale	Price

06/07/06	20,000	Sale	$4.70
06/07/06	5,800	Sale	4.72
06/08/06	1,000	Sale	4.72
06/09/06	20,000	Sale	4.72
06/15/06	3,100	Sale	4.70
06/16/06	32,300	Sale	4.70
06/16/06	10,000	Sale	4.68
06/19/06	30,000	Sale	4.70
06/19/06	30,000	Sale	4.72
06/19/06	15,000	Sale	4.74
06/20/06	14,300	Sale	4.75
06/20/06	5,700	Sale	4.77
06/20/06	10,000	Sale	4.78
06/21/06	11,450	Sale	4.71
06/21/06	4,550	Sale	4.72
06/21/06	10,000	Sale	4.80
06/27/06	25,000	Purchase	4.73

As of the date of this Offer to Purchase, CDC beneficially owns 163,529 Shares, or approximately 0.88% of the 18,573,970 Shares outstanding on June 21, 2006, the record date for Onyx’s special meeting of its shareholders. CDC acquired its Shares between January 13, 2004 and June 27, 2006.

None of Purchaser, CDC or, to the best of their knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Onyx, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, during the past two years, none of Purchaser, CDC or, to the best of their knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Onyx or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contacts, negotiations or transactions between any of Purchaser, CDC or, to the best of their knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Onyx or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Preferred Stock Purchase Rights.  The following description of Onyx’s Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which was filed as Exhibit 2.1 to Onyx’s registration statement on Form 8-A12G with the SEC on October 28, 1999), as amended by Amendment No. 1 to Rights Agreement, dated March 5, 2003, and as further amended by Amendment No. 2 to Rights Agreement, dated June 5, 2006.

On October 22, 1999, Onyx’s board declared a dividend of one Right for each outstanding Share. The dividend was paid on November 9, 1999 to Onyx’s shareholders of record on that date. In addition, Onyx’s board authorized the issuance of Right for each additional Share that becomes outstanding between November 9, 1999 and the earliest of:

•	the distribution date, which is the earliest of: (1) the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 15% or more of Onyx’s outstanding Shares and (2) a date that Onyx’s board designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Shares, which could result in the offeror’s becoming the beneficial owner of 15% or more of Onyx’s outstanding Shares;

•	the date on which the Rights expire, November 9, 2009; and

•	the date, if any, on which Onyx redeems the Rights.

Each Right entitles its registered holder to purchase from Onyx one-hundredth of a share of Onyx’s Series A Participating Cumulative Preferred Stock, at a price of $120 per one one-hundredth of a preferred share, subject to adjustment as described below.

Until the distribution date, the Rights will be evidenced by the certificates for the Shares registered in the names of the holders, rather than by separate certificates. Therefore, until the distribution date, or earlier redemption or expiration of the Rights, the Rights will be transferred with and only with the Shares.

As soon as possible after the distribution date, separate certificates evidencing the Right will be mailed to holders of record of the Shares as of the close of business on the distribution date and to each initial record holder of certain Shares originally issued after the distribution date. These separate certificates alone will evidence the Rights from that time forward.

The Rights are not exercisable until the distribution date and will expire on November 9, 2009, unless Onyx redeems or exchanges them prior to expiration, as described below.

To preserve the economic value of the Rights, the number of preferred shares or other securities issuable upon exercise of a Right, the purchase price, the redemption price and the number of Rights associated with each outstanding Share are all subject to adjustment by Onyx’s board. It may make adjustments in the event of any change in the common or preferred shares, including, for example, changes associated with stock dividends or stock splits, recapitalization, mergers or consolidations, split-ups, split-offs or spin-offs, or distributions of cash, assets, options, warrants, indebtedness or subscription rights to holders of common or preferred shares.

If a person acquires beneficial ownership of 15% or more of Onyx’s outstanding Shares, the Rights will entitle each right holder, other than a beneficial owner of 15% or more of Onyx’s outstanding Shares, or any affiliate or associate of that person, to purchase, for the purchase price, the number of Shares that at the time of the transaction would have a market value of twice the purchase price.

Any Rights that are at any time beneficially owned by an owner of 15% or more of Onyx’s outstanding Shares, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any Rights who beneficially owns more than 15% of Onyx’s Shares, any affiliate or associate of that person, or any purported transferee or subsequent holder, will be unable to exercise or transfer their Rights.

After a person becomes the beneficial owner of 15% or more of Onyx’s outstanding Shares, Onyx’s board may elect to exchange each Right, other than those that have become null and void and nontransferable as described above, for Shares, without payment of the purchase price. The exchange rate in this situation would be one-half of the number of Shares that would otherwise be issuable at that time upon the exercise of one Right.

Each of the following events would entitle each holder of a Right to purchase, for the purchase price, that number of shares of common stock of another publicly-traded corporation which at the time of the event would have a market value of twice the purchase price:

•	the acquisition of Onyx in a merger by that publicly-traded corporation;

•	a business combination between Onyx and that publicly-traded corporation; or

•	the sale, lease, exchange or transfer of 50% or more of Onyx’s assets or assets accounting for 50% or more of Onyx’s net income or revenues, in one or more transactions, to that publicly-traded corporation.

If any one of these events involved an entity that is not publicly-traded, each holder of a Right would be entitled to certain other rights.

At any time prior to any person’s acquiring beneficial ownership of 15% or more of Onyx’s outstanding Shares, Onyx’s board may redeem the Rights in whole, but not in part. The redemption price of $.01 per Right, subject to adjustment as provided in the Rights Agreement, may be in cash, shares of common stock or other Onyx securities deemed by the board to be at least equivalent in value.

At any time prior to the distribution date, Onyx may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, including the date on which the distribution date would occur, the time during which the Rights may be redeemed and the terms of the preferred shares.

The preferred shares issuable upon exercise of the Rights have the following characteristics:

•	they are not redeemable;

•	the holders of preferred shares will be entitled to a preferential quarterly dividend payment equal to the greater of (a) $.01 per share and (b) 100 times the dividend declared per common share, if any;

•	the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus 100 times the distribution to be made per Share in the event of Onyx’s voluntary or involuntary dissolution, liquidation or winding up;

•	the holders of preferred shares will be entitled to 100 votes per share, voting together with the Shares; and

•	the holders of preferred shares will be entitled to receive, per share, 100 times the amount received per Share, in the event of any merger, business combination, consolidation or other transaction in which the Shares are exchanged.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each Right should approximate the value of one Share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

Onyx may, but is not required to, issue fractional shares that are an integral multiple of one one-hundredth of a preferred share upon the exercise of Rights. In lieu of fractional shares, Onyx may utilize a depository arrangement as provided by the terms of the preferred shares. In the case of fractions other than one one-hundredth of a preferred share or integral multiples thereof, Onyx may make a cash payment based on the market price of such shares. Until a Right is exercised, the holder of such right will have no rights as an Onyx shareholder, including the right to vote or receive dividends.

The Offer is conditioned upon, among other things, the Onyx board’s amending the Rights Agreement to make the provisions thereof inapplicable to the Shares acquired by Purchaser. Unless this condition is satisfied, Onyx shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in Section 2. Unless the distribution date occurs, a tender of Shares will also constitute a tender of the Rights.

We believe that, under the circumstances of the Offer and under applicable law, Onyx’s board should amend the Rights Agreement to make the Rights inapplicable to the Offer, and we are hereby requesting that Onyx’s board do so. However, there can be no assurance that Onyx’s board will amend the Rights Agreement.

Additional Information.  Additional information concerning CDC is set forth in CDC’s Annual Report on Form 20-F for the year ended December 31, 2005, which may be obtained from the SEC in the manner set forth above with respect to information concerning Onyx in Section 8 above.

10.	Source and Amount of Funds

We estimate that funds totaling approximately $95 million will be required to purchase all the outstanding Shares and pay all the costs, fees and expenses related to the Offer. We plan to obtain all funds needed for the Offer and any subsequent merger through a capital contribution or advances from CDC. See Section 16 — “Fees and Expenses.” CDC has cash on hand necessary to consummate the Offer and any subsequent merger. The Offer is not conditioned on any financing arrangements.

11.	Contacts and Transactions with Onyx; Background of The Offer

As part of the continuous evaluation of its businesses and plans, CDC regularly considers a variety of strategic options and transactions. While CDC has built a product line with deep functionality in its targeted vertical markets, CDC seeks to add additional capabilities and functionalities by selectively acquiring additional software or technologies that complement the existing capabilities of CDC’s products. In addition, CDC also seeks to expand into other new vertical markets through strategic acquisitions of companies or software.

CDC’s relationship with Onyx preceded CDC’s entry into the customer relationship management market through the acquisition of Pivotal Corporation, and began with the competing bids each company made for Pivotal in 2003. In addition, between late 2003 and April 2004, CDC and Onyx also engaged in numerous discussions concerning a possible strategic partnership between CDC and Onyx, including, among other things, discussions regarding a possible distribution agreement between CDC and Onyx, debt financing arrangements under which CDC would provide a subordinated secured loan to Onyx and the issuance to CDC of warrants to purchase Shares. In April 2004, Mr. Steven Chan, CDC’s general counsel, offered to meet with Mr. Brian Henry, Onyx’s chief financial officer, to discuss potential strategic partnerships, but this offer was declined.

In early November 2005, Mr. Peter Yip, our chief executive officer, on behalf of the CDC board, sought the advice of an investment bank to consider strategic alternatives for CDC Software.

On November 15, 2005, representatives of the investment bank made a presentation to the CDC board which outlined various potential strategic alternatives for the CDC Software business, including continuing to build critical mass through acquisitions and a reverse merger of CDC’s software assets into a small cap company. Onyx was identified as a specific party for both of the preceding alternatives. After discussions, the board directed the representatives of the investment bank to contact certain directors at Onyx with whom they had a relationship to explore the possibility of pursuing one of the foregoing alternatives.

On November 21, 2005, a representative of the investment bank reported to the CDC board members that he had spoken with two directors of the Onyx board, Mr. Bill Elmore and Mr. Rob Tarkoff, about the possibility of a strategic transaction with CDC. The representative reported his belief that Messrs. Elmore and Tarkoff were intrigued by the topic. The representative also indicated that Mr. Tarkoff wanted to speak directly to Mr. Yip about CDC’s proposals, and that Mr. Yip’s contact details had been given to Mr. Tarkoff for this purpose. Mr. Yip, however, never received a call from Mr. Tarkoff. In addition, the representative of the investment bank reported that Messrs. Elmore and Tarkoff indicated that they would speak to Onyx’s chief executive officer, Ms. Janet Anderson, regarding the possibility of a strategic transaction with CDC.

Mr. Yip subsequently attempted to contact Mr. Tarkoff, but Mr. Tarkoff did not return Mr. Yip’s calls.

On December 5, 2005, a representative of the investment bank reported that he had attempted to schedule a conference call with Messrs. Elmore and Tarkoff, but that his efforts had not been successful. In light of this development, the representative suggested CDC send a letter to Ms. Anderson regarding CDC’s desire to discuss merger possibilities with Onyx.

On December 6, 2005, Mr. Chan delivered a letter to Ms Anderson via courier, fax and email, copying Mr. Elmore and Mr. Tarkoff, in which CDC proposed a combination of CDC Software with Onyx through a reverse merger.

On December 9, 2005, Mr. Chan sent an email to Ms. Anderson attaching another copy of CDC’s letter of December 6, 2005. In the email, Mr. Chan reiterated the benefits of a combination between CDC Software and Onyx, and expressed regret that so much time had been lost due to an inability to establish communications with Onyx to date. Mr. Chan suggested setting up a conference call between himself, Mr. Yip and Ms. Anderson on any of December 9, 10 or 11. Ms. Anderson indicated that none of these dates worked, and suggested as alternatives a call on December 14 or 15. Mr. Yip indicated that a call on December 15 would be acceptable.

On December 13, 2005, the executive assistant to Ms. Anderson contacted Mr. Yip’s assistant to indicate that Ms. Anderson was not available on December 14 or 15, and that due to travel arrangements, she would not be able to speak for another two weeks. The assistant suggested a new call be arranged for December 28, 2005, which Mr. Yip accepted.

On December 20, 2005, the executive assistant to Ms. Anderson contacted Mr. Yip’s assistant to reschedule the call again, this time to December 30, 2005. Mr. Yip’s assistant accepted the proposal to have the call on December 30, 2005.

On December 22, 2005, members of CDC’s board of directors requested that Mr. Chan update the board on the status of his discussions with Onyx. Mr. Chan reported that neither Mr. Elmore nor Mr. Tarkoff had returned his calls, and that he had been having difficulty scheduling a call with Ms. Anderson. The board expressed concern about the lack of progress and directed Mr. Chan to communicate the board’s frustrations to Onyx, and to promptly have a call with Onyx. On December 23, 2005, Mr. Chan communicated the board’s frustrations to Ms. Anderson via email, and proposed a call for December 26, 2005. Ms. Anderson declined the proposal, indicating she would speak with Messrs. Chan and Yip on December 30, 2005. On December 27, 2006, Mr. Chan reported his correspondence with Ms. Anderson to the board and, after discussions, the board expressed its belief that in light of all the circumstances, Onyx was not serious about, and would not seriously engage in, discussions regarding a strategic transaction with CDC. The board of directors instructed Mr. Chan to make CDC’s interest in Onyx public.

On December 28, 2005, CDC issued a press release announcing its interest in a strategic transaction with Onyx and describing the terms of its proposal as they were set forth in its letter to Onyx on December 6, 2005. Onyx responded with a press release announcing that it would consider the CDC proposal. On that same day, an executive secretary to Mr. Yip delivered an email to Onyx reiterating the frustrations of CDC’s board.

On December 30, 2005, CDC issued a press release indicating that it was requesting that the disinterested directors of Onyx provide a response to the CDC proposal. On that same day, Mr. Yip and an internal CDC counsel participated in a call with Ms. Anderson and an internal Onyx counsel. During the call, CDC indicated that, as indicated in its press release, CDC would like to have its discussions with Onyx’s disinterested directors. Ms. Anderson rejected this proposal, asserting that no one from Onyx had heard about CDC’s proposal prior to receiving CDC’s letter dated December 6, 2005. Mr. Yip indicated that certain members of Onyx’s board had been previously contacted by representatives of the investment bank assisting CDC. Ms. Anderson terminated the call after approximately 30 minutes.

On January 5, 2006, Onyx issued a press release in which it announced that its special committee had rejected the proposal CDC had set forth in its letter of December 6, 2005. Onyx indicated that it was not seeking a sale of the company, intended to continue executing on its growth strategy, and considered the matter closed.

On January 6, 2006, Mr. Chan participated in a previously scheduled conference call with investors to discuss its proposed strategic transaction with Onyx. In addition to describing the synergies of a CDC Software/Onyx combination, Mr. Chan again expressed his disappointment at Onyx’s response to CDC’s proposal and the process Onyx used to evaluate the proposal, including the facts that there had only been a 30 minute call with Onyx’s chief executive officer to discuss the CDC proposal, no member of the Onyx board attended the call, and other than this one phone call, CDC had had no other dialog with any member of Onyx’s management or its board to explain or clarify the CDC proposal. In addition, Mr. Chan expressed his surprise at the unwillingness of Onyx to explore the CDC proposal, despite indications on that call and in CDC’s public statements that it was willing to be flexible to restructure its proposal.

On January 9, 2006, CDC issued a press release reiterating that it remained flexible to restructure its proposal and continued to seek a substantive dialogue with the disinterested directors of Onyx in connection with a strategic transaction to combine CDC Software with Onyx.

On January 20, 2006, CDC issued a press release indicating that, while it continued to believe in the value of strategic combination of CDC Software and Onyx, it was withdrawing the proposal set forth in its letter dated December 6, 2005 due to, among other things, the lack of receptiveness by Onyx’s management and board.

At a meeting of the CDC board on March 20, 2006, the CDC board members revisited its discussion of the potential of a CDC Software/Onyx combination. The board members discussed the feedback received from certain Onyx shareholders regarding the proposal contained CDC’s December 6, 2005 letter, which feedback generally involved a desire for CDC to simplify its proposal. As a result, the board debated a revised proposal that would give each Onyx shareholder the option to elect either (a) all cash or (b) a combination of cash and shares of CDC Corporation, such that:

(a) an Onyx shareholder electing to receive all-cash would receive, for each Share, $4.57 per Share in cash (representing a premium of approximately 20 percent from a recent five-day trading average for the Shares); and

(b) an Onyx shareholder electing to receive cash-and-shares would receive, for each Share, $4.78 per Share comprised of 50 percent (or $2.39) in cash and 50 percent (or $2.39) in registered Class A Common Shares of CDC Corporation (representing a premium of approximately 25 percent from a recent five-day trading average for the Shares).

On March 22, 2006, CDC issued a press release announcing its new proposal to the Onyx board.

On March 24, 2006, CDC held a conference call to discuss its new proposal.

On April 7, 2006, Onyx issued a press release announcing that it had retained Piper Jaffray to serve as its financial advisor in connection with Onyx’s ongoing evaluation of its strategic opportunities, including potential acquisitions by Onyx, and Onyx’s consideration of CDC’s unsolicited proposal.

On April 10, 2006, Piper Jaffray informed CDC of its recent engagement and that it would be the contact point for CDC going forward.

On April 18, 2006, CDC received a form of nondisclosure agreement from Piper Jaffray. Upon a review of the form of nondisclosure agreement, CDC noted that, among other things, Onyx was requesting a three year stand-still. Under the terms of Onyx’s proposed stand-still provision, once CDC had agreed to the provision, CDC would have then been prevented from making any offer to acquire Onyx for a period of three years. Given Onyx’s prior lack of receptiveness, CDC concluded that it could not accept the risk of agreeing to such a stand-still provision.

On April 20, 2006, representatives of CDC delivered an email to representatives of Onyx indicating that CDC could not accept the stand-still provision in the non-disclosure agreement. In addition, the representative of CDC expressed that it could not accept two additional terms in the non-disclosure agreement. These two additional provisions provided, among other things, that (a) Onyx reserved the right, in its sole discretion, to reject any and all proposals made by CDC and to terminate discussions and negotiations at any time and for any reason and (b) CDC was prohibited for a period of three years from hiring any officers or employees of Onyx with which it had contact. CDC was extremely concerned that, similar to the stand-still provision, Onyx could have used the former provision to immediately prevent CDC from making any further offers to acquire Onyx. With respect to the latter provision, CDC was concerned that the provision was not reciprocal and that Onyx would continue to have the ability to solicit and hire employees of CDC.

On the same date, representatives of CDC received a voicemail and an email from Onyx’s representatives indicating that it would only entertain proposals for a shorter stand-still and non-solicit provision.

As a result of an inability to finalize a non-disclosure agreement, a meeting between CDC and Onyx proposed for April 21, 2006 did not occur, and no further meetings were scheduled.

On June 6, 2006, Onyx issued a press release announcing that it had entered into a definitive agreement to be acquired by M2M Holdings for $4.80 per Share.

On June 16, 2006, Onyx filed its preliminary proxy statement relating to its definitive agreement to be acquired by M2M Holdings.

On June 20, 2006, CDC issued a press release announcing that that is was making a proposal to the Onyx board to combine Onyx with CDC Software. Under the terms of its proposal, each Onyx shareholder would have the option to elect either (a) all cash or (b) a combination of cash and shares of CDC Corporation, such that:

(a) an Onyx shareholder electing to receive all-cash would receive, for each Share, $4.85 per Share in cash; and

(b) an Onyx shareholder electing to receive cash-and-shares would receive, for each Share, $5.00 per Share comprised of 50 percent (or $2.50) in cash and 50 percent (or $2.50) in registered Class A Common Shares of CDC Corporation.

CDC noted that its proposal represented a premium of up to 4.2% in excess of the publicly announced offer made by M2M Holdings of $4.80 per Share in cash, excluding the effect of the $4.5 million in break-fees and expenses Onyx would be required to pay to M2M Holdings. It was estimated that based upon approximately 18.5 million Shares outstanding, the break-fees and expenses Onyx would be required to pay to M2M Holdings amounted to in excess of $0.24 per Share.

On June 21, 2006, CDC submitted a letter to the Onyx board in which it reiterated its top-end proposal of $5.00 per Share, and that it would be willing to protect the share portion of the offer with a collar. In addition, CDC indicated that it was prepared to increase its offer if afforded reasonable due diligence. CDC attached a standard form of confidentiality agreement that it was prepared to execute with Onyx immediately. The confidentiality agreement did not contain a stand-still provision and contained mutual non-solicit provisions. In addition, CDC expressed its concerns regarding the size of the break-fee in connection with the agreement with M2M Holdings and that the break-fee provision should be abandoned.

On the same date, CDC submitted a letter to the SEC indicating that it was a competing bidder for Onyx, and its belief that it had made a superior offer for Onyx. CDC also issued a press release that day attaching the letters it had submitted to the Onyx board and to the SEC.

On June 23, 2006, Onyx issued a press release reaffirming its support of its definitive agreement with M2M Holdings.

On June 24, 2006, CDC issued a press release reaffirming its offer to acquire Onyx and disputing the reasons provided by the Onyx board as to why it concluded CDC’s proposals would not lead to a superior proposal.

On June 29, 2006, Onyx issued a press release indicating that it had filed a definitive proxy statement relating to its proposed acquisition by M2M Holdings with the SEC. The mailing of the definitive proxy materials occurred on or about June 30, 2006, and the special meeting of Onyx’s shareholders was scheduled for August 1, 2006.

On June 30, 2006, CDC issued a press release announcing its intention to make a $5.00 per Share all cash tender offer for all of the outstanding Shares. The offer price represented a 10.4% premium to Onyx’s average closing Share price during the prior 30 trading days.

On July 11, 2006, CDC sent the following letter to the Onyx board of directors:

July 11, 2006

Board of Directors
Onyx Software Corporation
1100 — 112th Avenue, NE
Suite 100
Seattle, Washington 98004

[VIA FACSIMILE (425-732-2413) AND COURIER]

Members of the Board:

CDC Corporation announced on June 30, 2006 its intention to commence a tender offer to acquire all of the outstanding shares of Onyx Software Corporation (“Onyx”) for a price of $5.00 per share in cash. We will be commencing that offer tomorrow. We believe that this offer represents an attractive valuation for Onyx and is clearly superior to the acquisition of Onyx contemplated by the merger agreement dated as of June 5, 2006 by and among M2M Holdings, Inc., Orion Acquisition Corporation and Onyx Software Corporation. CDC Corporation also believes that it would be in the best interest of Onyx’s shareholders to enter into a negotiated tender offer/merger agreement with CDC Corporation and CDC Software Acquisition Corp. We are prepared to meet with you at your convenience to discuss our offer.

We look forward to hearing from you. Please contact either Eric Musser at 678-259-8500, or Peter Yip at 011-852-2961-2772 to discuss any questions the Board might have.

Very truly yours,

CDC CORPORATION
By: Peter Yip // KHL

12.	Purpose of the Offer; Plans for Onyx; Merger; Dissenters’ Rights

Purpose of the Offer; Plans for Onyx.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Onyx. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Onyx board of directors and to seek to have Onyx consummate a merger or other business combination with us (or one of our subsidiaries). Pursuant to such merger, the outstanding Shares not owned by CDC or its subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Onyx, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

Whether or not we propose a merger or other similar business combination with Onyx, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Onyx board of directors. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the board of directors to resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of Onyx board of directors.

In connection with the Offer, CDC has made a preliminary review of, and will continue to review on the basis of available information, various possible business strategies for Onyx. If CDC acquires control of Onyx and Onyx’s board of directors, CDC intends to conduct a detailed review of Onyx, its assets, corporate structure, dividend policy, capitalization, operations and management and consider what, if any, changes would be desirable based upon such review. These changes could include, among other things, changes in Onyx’s business, corporate structure, capitalization or management, delisting of Onyx’s common stock from the NASDAQ Global Market and termination of registration of the common stock under the Exchange Act. However, as described in Section 15 — “Certain Legal Matters,” and elsewhere in this Offer to Purchase, CDC’s ability to effect any changes or transactions, and the timing thereof, will depend in part on CDC’s ability to gain control of Onyx’s board of directors, as well as certain provisions of Onyx’s Articles of Incorporation and bylaws and applicable statutes and regulations.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Onyx or any of its subsidiaries (such as a merger, reorganization, liquidation or any sale or transfer of a material amount of assets), any change in Onyx’s board of directors or management, any material change in Onyx’s dividend rate or policy, indebtedness or capitalization or any other material change in Onyx’s corporate structure or business.

Merger.  If, pursuant to the Offer, we acquire Shares which, together with Shares beneficially owned by CDC and its subsidiaries, constitute at least 90% of the outstanding Shares, CDC will consummate a “merger of subsidiary” pursuant to Chapter 23B.11.040 of the BCA promptly following completion of the Offer. Chapter 23B.11.040 of the BCA provides that a parent corporation owning at least 90% of the outstanding shares of a subsidiary corporation may merge the subsidiary into itself without approval of the shareholders of the parent or subsidiary. The board of the directors of the parent corporation would need to adopt a plan of merger that sets forth, among other things, the manner and basis of converting the shares of the subsidiary into cash. Notice to each shareholder of the subsidiary merger shall be delivered within ten days after the corporate action is taken.

Alternatively, whether or not the Offer is consummated, CDC through Purchaser might seek to effect a merger with Onyx pursuant to Chapters 23B.11.010 and 23B.11.030 of the BCA. Under the BCA and Onyx’s Articles of Incorporation, approval of the board of directors of Onyx and a vote of at least two-thirds of the outstanding Shares entitled to vote thereon would be required to approve such a merger, unless the merger is approved by a majority of Onyx’s continuing directors (as such term is defined in Onyx’s Articles of Incorporation), in which case the merger need only be approved by a majority of the outstanding Shares entitled to vote. If CDC consummates the Offer, but is unable to secure at least 90% of the Shares, it would still look to effect board and shareholder approval of a merger pursuant to Chapters 23B.11.010 and 23B.11.030 of the BCA.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS. ANY SUCH SOLICITATION THAT CDC MIGHT MAKE WILL BE MADE PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

Dissenters’ Rights.  Holders of Shares do not have dissenters’ rights as a result of the Offer. However, if a subsequent merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favor of such a merger nor consented thereto in writing and who properly exercises dissenter’s rights under Chapter 23B.13 of the BCA will be entitled to receive an appraisal as to the fair value of the Shares and receive cash equal to the appraised value of their Shares. For purposes of Washington law, “fair value” means the value of Onyx common stock immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless the exclusion would be inequitable. The value so determined could be more or less than the consideration to be paid in the Offer and a merger.

If any holder of Shares who demands appraisal under Chapter 23B.13 of the BCA fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the BCA, the Shares of such shareholder will be converted into the cash consideration offered in a subsequent merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the BCA and is qualified in its entirety by the full text of Chapter 23B.13 of the BCA.

13.	Dividends and Distributions

If, on or after the date hereof, Onyx should (1) split, combine or otherwise change the Shares or its capitalization, (2) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (3) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date hereof, then, subject to the provisions of Section 14 — “Conditions to the Offer,” we, in our sole discretion, may make such adjustments as we deem appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

If, on or after the date hereof, Onyx should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Onyx’s stock transfer records, then, subject to the provisions of Section 14 — “Conditions to the Offer,” below, (1) the Offer Price and other terms of the Offer may, in our sole discretion, be reduced by the amount of any such cash dividend or cash distribution and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

14.	Conditions to The Offer

Notwithstanding any other provision of the Offer, we shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in our sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) before the Expiration Date, the Minimum Tender Condition, the Merger Agreement Condition, the Rights Condition or the Board Condition shall have not been satisfied, or if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or under any applicable foreign statutes or regulations will not have expired or been terminated (the “HSR Condition”) or (ii) if on or after the date of commencement of the Offer, and at or prior to the expiration of the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

(a) the existence of any threatened, instituted or pending action, proceeding or application by or before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign which: (i) challenges Purchaser’s or CDC’s acquisition of the Shares, seeks to restrain, delay or prohibit the consummation of the Offer or the transactions contemplated by the Offer or subsequent business combination or, seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the Offer or other subsequent business combination; (ii) seeks to prohibit or impose material limitations on Purchaser’s or CDC’s acquisition, ownership or operation of all or any portion of Purchaser’s, CDC’s or Onyx’s business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased by Purchaser on an equal basis with all other Shares, on all matters presented to the shareholders of Onyx), or seeks to compel Purchaser or CDC to dispose of or hold separate all or any portion of Purchaser’s, CDC’s or Onyx’s business or assets (including the business or assets of our and their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or subsequent business combination; (iii) would have a reasonable likelihood of materially and adversely affecting Onyx, Purchaser or CDC, or any of their respective affiliates or subsidiaries (an “Adverse Effect”), or result in a material diminution in the value of Onyx’s assets (including the assets of Onyx’s affiliates and subsidiaries) or the Shares (a “Diminution in Value”); or (iv) seeks to impose any condition to the Offer unacceptable to Purchaser or CDC; or

(b) any statute, including without limitation any state anti-takeover statute, rule, regulation, order or injunction, is sought, proposed, enacted, promulgated, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable to the Offer or any subsequent business combination (other than the application of the waiting period provisions of the HSR Act) that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that, in our reasonable judgment, has or would have a reasonably likelihood of having an Adverse Effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of Onyx or any of its subsidiaries, or we shall have become aware of any fact that, in our reasonable judgment, has or would have a reasonable likelihood of having such an Adverse Effect or results or would have a reasonable likelihood of resulting in a Diminution in Value; or

(d) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have an Adverse Effect or result in a Diminution of Value, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, including a terrorist attack, (v) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (vi) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e) Onyx or any subsidiary of Onyx shall have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances (in accordance with the present terms thereof) pursuant to employee stock options outstanding on the date of commencement of the Offer) of any class (including, without limitation, the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Onyx, (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date of commencement of the Offer, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding Shares or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the proposed merger described herein to be effected subsequent to the completion of the Offer) or with its officers or other employees of Onyx that, in our reasonable judgment, might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or

(f) Onyx or any of its subsidiaries shall have amended or proposed or authorized any amendment to its Articles of Incorporation or bylaws or similar organizational documents or we shall have learned that Onyx or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by Onyx and also set forth in filings with the SEC; or

(g) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including Onyx or its subsidiaries), or it shall have been publicly disclosed or Purchaser or CDC shall have learned that: (i) any person (including Onyx or its subsidiaries), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of any class or series of capital stock of Onyx (including the Shares), or shall have been granted any option or right, conditional or otherwise, to acquire more than 5% of any class or series of capital stock of Onyx (including the Shares), other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the SEC) such ownership on or prior to the date of commencement of the Offer; (ii) any such person, entity or group who has publicly disclosed any such ownership of more than 5% percent of any class or series of capital stock of Onyx (including the Shares) prior to such date shall have acquired or proposed to acquire additional shares of any class or series of capital stock of Onyx (including the Shares) constituting 1% or more of any such class or series, or shall have been granted any option or right to acquire 1% or more of any such class or series; (iii) any new group was, or is, formed which beneficially owns more than 5% of any class or series of capital stock of Onyx (including the Shares); (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving Onyx or any of its affiliates or subsidiaries; or (v) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Onyx or assets or securities of Onyx; or

(h) Onyx and CDC shall have reached an agreement or understanding that the Offer be terminated or amended or CDC (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Onyx by merger or similar business combination, or purchase of Shares or assets of Onyx; or

(i) we become aware (i) that any material contractual right of Onyx or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Onyx or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Onyx or (ii) of any covenant, term or condition in any instrument or agreement of Onyx or any of its subsidiaries that, in our reasonable judgment, has or may have an Adverse Effect or a Diminution in Value (including, without limitation, any event of default that, in our reasonable judgment, may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our (or any of our affiliates’) consummation of a merger or other similar business combination involving Onyx); or

(j) Onyx or any of its subsidiaries shall have (other than pursuant to the Merger Agreement as in effect on June 5, 2006) (i) granted to any person proposing a merger or other business combination with or involving Onyx or any of its subsidiaries or the purchase of securities or assets of Onyx or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Onyx or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase, which, our reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by CDC or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing Offer conditions, other than the Minimum Tender Condition, are for the sole benefit of Purchaser and CDC and may be asserted by Purchaser or CDC regardless of the circumstances giving rise to any such conditions, or may be waived by Purchaser or CDC as a whole or in part at any time and from time to time in their sole discretion. Purchaser or CDC shall assert these Offer conditions only if they have not been in fact satisfied. The determination as to whether any condition has occurred will be in the sole judgment of CDC and will be final and binding on all parties. The failure by Purchaser or CDC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right will be deemed an ongoing right, which may be asserted at any time and from time to time.

15.	Certain Legal Matters

General.  Except as described in this Section 15, based on a review of publicly available filings made by Onyx with the SEC, and other publicly available information concerning Onyx, neither we nor CDC is aware of any license or regulatory permit that appears to be material to the business of Onyx and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of Onyx’s subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required or desirable for our acquisition or ownership of Shares as contemplated herein (other than under the HSR Act). Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought, except as described below.

While (except as otherwise expressly described in this Section 15) we do not currently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter (other than under the HSR Act), there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Onyx’s business or that certain parts of Onyx’s business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Conditions to the Offer” for a description of certain conditions to the Offer.

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Onyx, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described below, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and Onyx, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Onyx, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 — “Conditions to the Offer.”

Chapter 23B.19 of the BCA.  In general, Chapter 23B.19 of the BCL is an anti-takeover statute that prevents an “Acquiring Person” (defined generally as a person with 10% or more of a corporation’s outstanding voting stock) of a Washington corporation from engaging in a “Significant Business Transaction” (defined as a variety of transactions, including mergers) with such corporation for five years following the date such person became an Acquiring Person unless (i) before such person became an Acquiring Person, the board of directors of the corporation approved either the Significant Business Transaction or the purchase of the shares which resulted in such person becoming an Acquiring Person; or (ii) the following conditions are met in connection with the Significant Business Transaction:

•	The aggregate amount of the cash and the market value of the other consideration to be received per share by shareholders of the corporation is at least equal to the higher of the following:

•	The highest per share price paid by the Acquiring Person at a time when the person was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting shares of the corporation,

(A) within the five-year period immediately prior to the announcement date with respect to a Significant Business Transaction; or (B) within the five-year period immediately prior to, or in, the transaction in which the Acquiring Person became an Acquiring Person, whichever is higher plus interest compounded annually from the earliest date on which the highest per share acquisition price was paid at the rate for one-year United States treasury obligations from time to time in effect; and

•	The market value per share of common shares on the announcement date with respect to a Significant Business Transaction or on the date of the Acquiring Person’s share acquisition time, whichever is higher; plus interest compounded annually from such a date through the consummation date at the rate for one-year United States treasury obligations from time to time in effect; less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per share of common shares since the date, up to the amount of the interest; and

•	The consideration to be received by the shareholders of the corporation in connection with the Significant Business Transaction is in cash or in the same form as the Acquiring Person used to acquire the largest number of shares of the same class previously acquired by the person, and the consideration shall be distributed promptly; or

(iii) at least five years following the transaction in which such person became an Acquiring Person, the Significant Business Transaction is approved at a meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding voting stock of the corporation not owned by the Acquiring Person.

Chapter 23B.19 provides that during such five-year period, without complying with the provisions of Chapter 23B.19, the corporation may not merge or consolidate with an Acquiring Person or any affiliate or associate thereof, and also may not engage in certain other transactions with an Acquiring Person or any affiliate or associate thereof, including without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of assets having an aggregate market value equal to 5% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis, the aggregate market value of all the outstanding stock of a corporation or the earning power or net income of the corporation; (ii) the termination of 5% or more of the employees of the corporation employed in the state of Washington whether at one time or over the five-year period following person becoming an Acquiring Person (other than by death, disability, voluntary retirement, transfer, resignation, termination for cause or leave of absence); (iii) the issuance, transfer or redemption by the corporation of shares, options, warrants or rights to acquires shares of the corporation or a subsidiary to an Acquiring Person or an affiliate or associate thereof (with limited exceptions); (iv) the liquidation or dissolution of the corporation pursuant to an arrangement with the Acquiring Person or an affiliate or associate thereof; (v) the reclassification of securities (including share splits or dividends) or recapitalization of the corporation, or any other transaction (whether or not involving an Acquiring Person) proposed by the Acquiring Person or an affiliate or associate thereof, that has the effect of increasing the proportionate share of the outstanding shares that is owned by the acquiring person or an affiliate or associate thereof (except as a result of immaterial changes due to fractional share adjustments); or (vi) any receipt by the Acquiring Person or any affiliate or associate thereof of the benefit (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits (including tax) provided by or through the corporation.

Neither Onyx’s Articles of Incorporation nor its bylaws excludes Onyx from the coverage of Chapter 23B.19 of the BCA. Unless CDC is able to comply with Chapter 23B.19’s requirements for approval of the Offer and a subsequent merger, then upon consummation of the Offer, CDC will be deemed to be an “Acquiring Person” for purposes of Chapter 23B.19 and Chapter 23B.19 will prohibit consummation of any subsequent merger for a period of five years following consummation of the Offer. See Section 14 — “Conditions to the Offer.”

Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as promptly as possible after the date hereof. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 P.M, New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Onyx’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14 — “Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to a subsequent merger or another business combination following the purchase of Shares pursuant to the Offer. If for any reason, CDC is unable to consummate a subsequent merger within one year following consummation of the Offer in which shareholders who did not tender their Shares in the Offer would receive the same price per Share as paid in the Offer, Rule 13e-3 would be applicable. In such a case, Rule 13e-3 would require, among other things, that certain financial information concerning Onyx, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction.

16.	Fees and Expenses

CDC has retained D.F. King & Co., Inc. to act as the Information Agent and the Bank of New York as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information and Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Except as set forth above, neither we nor CDC will pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies on request for reasonable, necessary and customary mailing and handling expenses incurred by them in forwarding material to their clients.

17.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent we become aware of any state law that would limit the class of offerees in the Offer, we will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR CDC NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser and CDC have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 — “Certain Information Concerning Onyx.”

CDC Software Acquisition Corp.

July 12, 2006

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
CDC CORPORATION AND PURCHASER

1. Directors and Executive Officers of CDC.  The following sets forth the name, position, principal occupation, citizenship, and five-year employment histories of each executive officer and director of CDC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with one of CDC’s two core business units, CDC Software and China.com. Neither CDC nor any of its directors and executive officers listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining it or them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. The business address of each of our directors and executive officers is c/o CDC Corporation Limited, 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The following is a brief biography of each of CDC’s directors and executive officers:

Directors

Raymond K.F. Ch’ien has served as chairman of CDC’s board since January 1999, and served as executive chairman of CDC’s board from April 2001 until August 2005 at which point he became chairman of CDC’s board. He served as acting chief executive officer between March 2004 and March 2005, and chief executive officer from March 2005 until August 2005. Dr. Ch’ien is chairman and a member of the executive and remuneration committees of CDC’s Hong Kong listed subsidiary, China.com Inc. Dr. Ch’ien is also chairman of MTR Corporation Limited and serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch’ien received a doctoral degree in economics from the University of Pennsylvania in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal. Dr. Ch’ien is a citizen of the PRC.

Peter Yip is the chief executive officer of CDC and a vice chairman of CDC’s board of directors. In addition, Mr. Yip serves as executive chairman to the board of directors of CDC Software. Mr. Yip was a founder of CDC and served as chief executive officer between 1999 and February 2005. Under his leadership, CDC was one of the first successful initial public offerings of an internet company from Greater China to be listed on NASDAQ, opening the door for other Chinese entrepreneurs to list their ventures in the U.S. capital markets. Mr. Yip is also a non-executive director of CDC’s Hong Kong listed subsidiary China.com Inc., and has served as vice-chairman of the China.com Inc. board since 1999. Mr. Yip is chairman of China Pacific Capital, and has over two decades of entrepreneurial and direct investment experience in the U.S. and the Asia Pacific region in which he has co-founded or provided seed funding to a number of successful start-up entities, including Linkage Online, Gartner Group Asia, YipKon Business Systems and Online Software Asia. In addition, Mr. Yip’s family-owned direct investment fund has made a number of successful co-investments with institutional investors, corporate investors and high net worth individuals, including CEF (a prior joint venture between Cheung Kong (Holdings) Limited and GE Capital), a Temasek Holdings company, Xinhua News Agency, Bechtel Enterprises Inc., Mitsui & Co. Ltd., Bay Networks Inc., SunMicrosystems Inc., America Online, Inc., Merrill Lynch-Fred Adler Technology Fund II and the New World Group. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with is Asian Alumni Entrepreneur Award. Mr. Yip received a master’s degree in business administration from the Wharton School and both a master’s degree and a bachelor’s degree in electrical engineering from the University of Pennsylvania. He also holds an associate degree from Vincennes University in Indiana. Mr. Yip is a citizen of the PRC.

Carrick John Clough has served as a director of CDC’s board of directors since December 2003. In addition, Mr. Clough has served as the chairman of the executive committee of CDC’s board of directors since August 2005 and currently serves as vice chairman of the board of directors of CDC Software and chairman of the board of Praxa Limited. Mr. Clough also currently serves as chairman of Corgi International Ltd, a NASDAQ listed company. Further, he has been a special advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand. Mr. Clough is a citizen of New Zealand.

Wong Kwong Chi has served as an independent director of CDC’s board of directors since August 2005. Mr. Wong is a partner of Argo Global Capital, LLC. Prior to joining Argo, he was a director and executive vice president of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a $820.0 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council; member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received his Bachelor of Science and Master of Business Administration degrees from the Chinese University of Hong Kong. Mr. Wong is a citizen of the United Kingdom.

Thomas M. Britt, III has served as an independent director of CDC’s board of directors since May 2000. Mr. Britt is a partner with the international law firm, Debevoise & Plimpton LLP, resident in the firm’s Hong Kong office. Prior to joining Debevoise & Plimpton in 2004, Mr. Britt was the Managing Director of IRG Limited, an investment banking boutique he co-founded in 2000. Prior to co-founding IRG, Mr. Britt was the senior partner of the US Securities Group in the Hong Kong office of Clifford Chance LLP, the world’s largest law firm, and the founding and managing partner of the Hong Kong office of Rogers & Wells LLP, a leading US law firm. Mr. Britt has a juris doctor and a master’s degree in business administration from New York University and a bachelor’s degree from Georgetown University. Mr. Britt is a citizen of the United States.

K.O Chia has served as an independent director of CDC’s board of directors since September 2005. Mr. Chia has also served as an independent non-executive director of CDC’s Hong Kong listed subsidiary, China.com Inc. since July 2003. Mr. Chia serves as the President of the Hong Kong Venture Capital & Private Equity Association. His 27-year career includes being a US-Asia venture capitalist with Walden International as managing director; member of the founding management team that built Premisys Communications, Inc., a venture backed start-up technology company; and various management roles at Hewlett-Packard and Apple Computer. Mr. Chia holds a MBA degree from Strathclyde University, Scotland and a BEng (Hons) in Electronic Engineering from Sheffield University, England. Mr. Chia is a citizen of Malaysia.

Wang Cheung Yue, Fred has served as an independent director of CDC’s board of directors since October 2005. The Wang family founded Salon Films (Hong Kong) Limited (“Salon”) in 1969. Mr. Wang has been a director of Salon since 1970 and he has worked with various major Hollywood film and television companies in setting up projects in Asia. Since 1985, Mr. Wang has been involved with various investment groups in Asia notably Unifund S.A., a Geneva based investment service company. Mr. Wang’s current projects include a multimedia satellite investment business covering the Pacific Asia region as well as high definition technology of film and TV development in Asia. Mr. Wang is the Hon. Vice President of the China Film Foundation, a member of the Hong Kong Trade Development Council Entertainment Industry Advisory Committee, a member of the Board of Governors of the Federation of Hong Kong Business Associations Worldwide and Director of the Board of the Hong Kong International Film Festival Society Limited. Mr. Wang graduated with a Bachelor of Arts Degree in Business and Economics from Whittier College, California. Mr. Wang is a citizen of the PRC.

Fang Xin has served as a director of CDC’s board of directors since November 2005. He is also currently general manager of the Asia-Pacific Regional Bureau and Hong Kong SAR Branch of Xinhua News Agency (“Xinhua”) and president of Golden Tripod (Holdings) Limited and Golden Tripod Technology Limited. Golden Tripod Technology Limited, an indirect wholly owned subsidiary of Xinhua, is one of CDC’s major shareholders. Mr. Fang is also a senior correspondent of Xinhua, and also serves as a non-executive director of CDC’s Hong Kong listed subsidiary, China.com Inc. Mr. Fang has approximately 25 years of experience in news reporting, editing, economic information analysis, and business management with governmental and non-governmental organizations and companies. Former positions held by Mr. Fang include serving as the general manager of the Guangdong Provincial Branch of Xinhua, the editor of “OUTLOOK” (a weekly publication of Xinhua), a correspondent for the Shenzhen sub-branch of Xinhua, a director of the Domestic News for Foreign Service group of the Guangdong Provincial Branch of Xinhua, chief of the Zhuhai sub-branch of Xinhua, and editor-in-chief and director of Economic Information Services of the Guangdong Provincial Branch of Xinhua. Mr. Fang graduated from Sun Yat-Sen University in Guangzhou, People’s Republic of China. Mr. Fang is a citizen of the PRC.

Executive Officers

Verome Johnston has served as chief financial officer for CDC Software since April 2006. Previously, he had served as vice president and chief financial officer of Ross Systems, Inc., a company acquired by CDC in August 2004, since December 2000. Mr. Johnston had joined Ross Systems in July 1998 as corporate controller. He was promoted to vice president in August 1999, and to chief financial officer of Ross Systems in December 2000. Immediately prior to joining Ross Systems, Mr. Johnston served as vice president and chief financial officer of Market Area North America for Sunds Defibrator, where he had been employed since June 1991. Prior to that, Mr. Johnston was employed with Deloitte & Touche. Mr. Johnston maintains a CPA certificate in Georgia and earned bachelor of business administration degrees in accounting and finance from Valdosta State University. Mr. Johnston is a citizen of the United States.

Eric Musser has served as executive vice president of strategy and M&A for CDC Software since March 2006. Previously, he had served as chief technology officer of Ross Systems, Inc., a company acquired by CDC in August 2004, since May 2000. Mr. Musser had joined Ross Systems in 1993 and was promoted to chief technology officer in May 2000 and to vice president of development in October 2000. Mr. Musser has also held senior positions in marketing and had been a critical influence in changing Ross Systems from client/server solutions to Internet based solutions. From 1989 to 1993 Mr. Musser held IT management positions in the steel industry. Mr. Musser is a citizen of the United States.

Oscar Pierre has served as senior vice president, Latin America for CDC Software since September 2005 and is responsible for operations activity for all of South Europe and Latin America. In this role, Mr. Pierre works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Pierre served as vice president, European and Latin American operations for Ross Systems. He joined Ross Systems when it acquired the company he founded, Software International SA, and became the managing director of the Spanish-speaking markets. Prior to Ross Systems, he worked at Data-Pack SA, an ERP software distributor, where he was a managing director before its acquisition by Computer Associates. He then assumed the duties of divisional manager and vice general manager of Computer Associates’ Spanish branch. Mr. Pierre is a citizen of Spain.

Per Norling has served as president of CDC Software, Europe since January 2006 and is responsible for global operations of IMI, the “supply chain management for distributors” division of CDC Software. His responsibilities include customer-focused software, services, and support solutions, as well as the company’s internal operations. Before joining IMI, Mr. Norling was chief operating officer of Baan Company in Europe, the Middle East, and Africa (EMEA). More recently, Mr. Norling was business leader for the EMEA region of Descartes Systems Group (DSG) and a member of the DSG Operations Team. Mr. Norling graduated in 1979 from the School of Industrial Economics in Linköping with a Master of Science degree in Engineering. Since then he has garnered over 20 years’ experience in the IT and manufacturing industries including sales, marketing, manufacturing, consultancy, and business development roles with Nordic and global industry leaders such as General Electric, Siemens, and Ericsson. Mr. Norling is a citizen of Sweden.

Mark Carlile has served as managing director, EMEA for CDC Software since March 2006 and is responsible for managing and guiding the long-term strategic growth of CDC Software in the European, Middle-Eastern, and African regions. Mr. Carlile joined Pivotal Corporation in 1999 as UK Sales Director, achieving 300% growth in revenue in the first year. In July 2000 he was promoted to General Manager, responsible for driving growth in the direct and indirect business channels in the UK and Ireland. His role expanded to include the African sub-continent in 2003. Promoted to Vice President Northern EMEA in 2005, he assumed responsibility for all direct and indirect operations in the region. In the latter part of the year, he managed the integration and took operational responsibility for the three CDC Software-owned companies based in the UK, namely Pivotal Corporation, Ross Systems, and IMI. Prior to joining CDC Software, Mr. Carlile held senior management roles at Continuus Software and Intersolv (now Merant). Prior to this, he had a successful and distinguished career in direct and indirect sales with positions for companies including Cognos, Deltak, and Pitney Bowes. Mr. Carlile is a citizen of the United Kingdom.

Ian Whitehouse has served as managing director, Asia for CDC Software since January 2006 and is responsible for operations activity for all of Asia excluding Japan. In this role, Mr. Whitehouse works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Whitehouse served as director of professional services, CDC Software Asia. He joined CDC Software when it acquired the company he co-founded, Platinum China, where he was also director of professional services. Prior to Platinum China he worked for an ERP software distributor of Dun & Bradstreet software in Hong Kong and Xerox in Australia. Mr. Whitehouse is a citizen of the United Kingdom.

Serhat Oguz has served as managing director, ANZ for CDC Software since November 2005 and is responsible for managing and growing the operations of CDC Software in Australia and New Zealand. Prior to this role Mr. Oguz served as Finance Director for the CDC Australia group of companies since April 2003. Prior to this Mr. Oguz held senior finance positions with Ariba, SAP, and Computervision. Mr. Oguz holds a bachelor of business degree, as well as post graduate qualifications in both business administration and company secretarial practice. Mr. Oguz is a member of the Australia CPA’s and of the Chartered Secretaries of Australia. Mr. Oguz is a citizen of Australia.

Jean-Marc Kuhlmann has served as vice president & managing director for CDC Software, France since August 2005. Prior to joining Pivotal, Mr. Kuhlmann held various positions at leading software companies including Microsoft EMEA as a sales & marketing manager and Hewlett-Packard where he worked as a sales representative for large accounts in their systems division in 1993 and was later promoted to sales manager and then manager of small & mid-market division in 2001. Mr. Kuhlmann is a citizen of France.

Arthur Masseur has served as vice president of finance for CDC Software, EMEA since April 2006. Prior to this role, he served as International Finance Director of Ross Systems, Inc., since October 1995. Mr. Masseur joined Ross Systems in July 1998 as a business consultant. He was promoted to Area Resource Director in August 1999 and to International Finance Director of Ross Systems in March 2001. Immediately prior to joining Ross Systems, Mr. Masseur served as Finance Director of a division of ITT. Prior to that, Mr. Masseur served as European Controller of Stardent computers and held senior finance positions at KPN and Hewlett Packard. Mr. Masseur is a citizen of the Netherlands.

Len Zapalowski has served as senior vice president product strategy for CDC Software since May 2005. Prior to this role, he had served as vice president business development, where he initiated the verticalization strategy for Pivotal which helped lead the organizational transformation of Pivotal to being a vertically market focused company. Mr. Zapalowski has extensive experience in both start-up environments and large multinational organizations. Prior to joining Pivotal, Mr. Zapalowski served as VP Business Development for Simba Technologies from 1999 to 2000 (acquired by Pivotal), Vice President Business Development for Infowave Software in 1998 and VP Business Development for NCompass Labs from 1996 till 1997. Mr. Zapalowski completed a Bachelors degree in Physics and a Masters degree in Applied Optics at Imperial College, London, England. He has also conducted postgraduate research in Applied Physics at Kings College, London, and has published papers on artificial intelligence and theoretical imaging. Mr. Zapalowski is a citizen of Canada and the United Kingdom.

Dick de Haan has served as vice president of CDC Software for Central & Eastern Europe since April 2005. Prior to this role, he was responsible for the Northern European region including France & Scandinavia. Mr. de Haan joined Ross Systems in 1998 and managed to grow the business in his territory, particularly in the strategic process manufacturing marketplace. Prior to CDC Software and Ross Systems, Mr. de Haan held senior management positions at SSA Global and other software solution vendors. Prior to his 17 years of experience in the software business, Mr. de Haan worked in various industries in the area of logistics and industrial engineering. Mr. de Haan holds a Master Degree in Econometrics at the Erasmus University of Rotterdam. Mr. de Haan is a citizen of the Netherlands.

Albert Lam has served as the chief executive officer of China.com Inc. since November 2005 and as chief operating officer of China.com Inc. since July 2004. He is responsible for formulating and executing the strategy and direction of China.com Inc. at the operating level. Mr. Lam has played a crucial role within China.com Inc’s core mobile valued added services (“MVAS”) business having served as chief executive officer of Newpalm, a wholly-owned subsidiary of China.com Inc. from July 2004. Mr. Lam has over 24 years of experience in the telecommunications and IT industries in North America and Greater China, of which more than seven years were with Motorola Inc. Prior to joining China.com Inc., he was Vice President of Motorola Asia Pacific and General Manager of the Taiwan PCS Division. Mr. Lam was the chief operating officer of Newpalm from March 2001 until December 2002 where he helped establish strong relationships with the local provincial operators. In addition, Mr. Lam has worked with Northern Telecom (Nortel) for 10 years and gained a broad range of experience in engineering, business developing, marketing and ventures management. Mr. Lam holds a master of business administration from the University of Calgary and a bachelor degree of Applied Science from the University of Toronto. Mr. Lam is a citizen of Canada.

Xiaowei Chen has served as chief financial officer for China.com Inc. since June 2006. Previously, she had served as general manager for China.com Inc. since July 2005 where she was responsible for formulating China.com Inc’s overall business strategy and spearheading the growth of China.com Inc’s portal unit. Prior to joining China.com Inc., Dr. Chen was a media industry consultant with McKinsey’s New York office. Her areas of responsibility covered a full range of consulting services in the media industry including strategy formulation for the development of clients’ businesses and due diligence in mergers and acquisitions. Prior to that, Dr. Chen spent five years as an anchor and correspondent at CCTV. Dr. Chen received a doctoral degree in molecular genetics and biochemistry from the University of Science and Technology of China and conducted her post-doctoral work at the University of California, San Francisco. Dr. Chen is a citizen of the United States.

Hong Dai has served as vice chairman and founder of CDC Games, the online games subsidiary of China.com Inc., since June 2006. Mr. Dai is responsible for the management and growth strategy of CDC’s online games business. Previously, he was the founder and chief executive officer of 17game, a leading massive multiplayer online role-playing games provider with a proven track record of launching and distributing successful online games in China, which was wholly acquired by China.com Inc. in March 2006. Prior to that, Mr. Dai served as chief executive officer of Beijing Artic Ice Technology Ltd (“Beijing Artic Ice”). During his tenure with Beijing Artic Ice, Mr. Dai acquired more than 20 online gaming websites and set up Yalian, one of the largest online entertainment websites in China. Mr. Dai holds a bachelor degree of computer science from the Beijing University of Aeronautics and Astronautics. Mr. Dai is a citizen of the PRC.

Steve Xiaoming Zhao has served as chief operating officer and executive vice president of CDC Games, the online games subsidiary of China.com Inc., since June 2006. Mr. Zhao is responsible for managing the daily operation and supporting the growth strategy of CDC’s online games business. Previously, he was president of 17game, a leading massive multiplayer online role-playing games provider with a proven track record of launching and distributing successful online games in China, which was wholly acquired by China.com Inc. in March 2006. Prior to that, Mr. Zhao was a partner with Amiko System Co., Ltd., a leading technology company in Beijing. Mr. Zhao holds an executive masters of business administration degree from Peking University/Fordham University and a masters degree in both computer science and applied mathematics from the University of Dallas. Mr. Zhao is also a PhD candidate in computer science at the University of Southern California. Mr. Zhao is a citizen of the United States.

2. Directors and Executive Officers of Purchaser.  The following table sets forth the name and position of each director and executive officer of Purchaser. The business address, principal occupation and five-year employment histories of each such person is set forth above. Neither Purchaser nor the director or the executive officers listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining it or them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Position

Eric Musser	Director and President
Verome Johnston	Secretary

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Onyx or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

THE BANK OF NEW YORK

By Mail:	By Overnight Courier:	By Hand:
The Bank of New York Reorganization Services P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York Reorganization Services 161 Bay State Road Braintree MA, 02184	The Bank of New York Reorganization Services 101 Barclay Street, 1-E Receive and Deliver Window New York, NY 10286

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